Exhibit 99.2

Q3, FY 2021 Results:

Mytheresa reports exceptional net sales growth of 47.5% in Q3, FY 2021 benefiting from the accelerated shift in consumer behavior towards digital and increases full year guidance

•	Increase in net sales of 47.5% year-over-year to €164.8 million in Q3, FY 2021

•	Acceleration evident by 66% two-year net sales growth compared to Q3, FY 2019

•	Continued strong profitability with adjusted EBITDA of €11.1 million compared to €3.1 million in Q3, FY 2020

•	Full fiscal year 2021 guidance raised to €600 – 605 million net sales translating into 33-35% full fiscal year growth and €55-59 million adjusted EBITDA at a 9.1 to 9.8% margin

MUNICH, Germany (May 18, 2021) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its third quarter of FY 2021 ended March 31, 2021. The luxury online fashion business continued to benefit from the shift in consumer shopping behavior towards digital offerings, which shaped the strong results of the third quarter. Even taking into account the lower comparables of Q3 in FY2020 the accelerated growth is evidenced by the two-year growth rate of 66% versus the two-year growth rate of 60% for the second quarter of FY 2021.

Michael Kliger, Chief Executive Officer of Mytheresa, said: “In the third quarter, our company was even able to accelerate our growth. This was largely driven by the continuous shift of consumer behavior towards digital and multi-brand offerings. We had a new record in first-time buyers in the quarter and our recently acquired customer cohorts show higher re-purchase rates than before. Additionally, we are seeing a strongly increased spend from our top customers as they begin to resume pre-pandemic activities such as social events and vacation. We grew strongly in almost all geographies, especially in the US, where we saw net sales growth of over 76%.”

Kliger continued, “Even when we adjust for the relatively low comparables of the third quarter in 2020 it is very clear that our positioning as a curated, multi-brand luxury platform gives us both strategically and financially a fantastic position to capitalize both on the short-term as well long-term growth opportunities in the market. Our success continues to be based on a sharp luxury customer focus, strong brand partnerships and an execution-driven and profit-making business model. The extraordinary results of the third quarter demonstrate our strong position as the leading curated platform for luxury fashion. Accordingly, we have raised our guidance for the full fiscal year 2021.”

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2021

•	Net sales increase of 47.5% year-over-year to €164.8 million

•	Stable gross margin of 43.9%

•	Adjusted EBITDA of €11.1 million, as compared to €3.1 million in the prior year period

•	Adjusted EBITDA margin of 6.8%, as compared to 2.8% in the prior year period

•	Adjusted operating income of €9.1 million, as compared to €1.2 million in the prior year period

•	Adjusted net income of €4.5 million, as compared to adjusted net loss of €0.1 million in the prior year period

FINANCIAL HIGHLIGHTS FOR THE NINE MONTHS ENDED MARCH 31, 2021

•	Net sales increase of 36.2% year-over-year to €449.7 million

•	LTM Active customer growth at 34.1% with 621,000 active customers

•	Stable gross margin of 46.6%

•	Adjusted EBITDA of €43.7 million, as compared to €20.3 million in the prior year period

•	Adjusted EBITDA margin of 9.7%, as compared to 6.2% in the prior year period

•	Adjusted operating income of €37.6 million, as compared to €14.6 million in the prior year period.

•	Adjusted net income of €24.5 million, as compared to €9.9 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

Continued Global Expansion:

•	Accelerating growth across all geographies with 47.5% in net sales compared to Q3, FY 2020

•	Outstanding growth in the United States with 75.8% increase in net sales

•	Further investments in Mytheresa’s United States presence, including the appointment of a President North America, effective June 1, 2021

Strong Brand Partnerships:

•	Strong ongoing support of brand partners with the launch of exclusive capsule collections and pre-launches in collaboration with Burberry, Bottega Veneta, Marine Serre x Jimmy Choo, The Attico, Totême, Simone Rocha and Loewe as well as the launch of Dior Eyewear

•	Digital events targeting top customers in collaboration with Roger Vivier, Johanna Ortiz, Simone Rocha and Repossi

High-quality Customer Growth:

•	Growth of active customers by 34% year-over-year to 621,000 (LTM)

•	Record growth of first-time buyers in Q3, FY 2021, surpassing Q2’s record of over 100,000

•	Growth in average net sales per customer across all customer groups and especially with top customers in Q3, FY 2021 (+10% YoY)

•	Newly acquired customer cohorts show better re-purchase rates compared to the previous year cohorts

Consistent Strong Performance:

•	Maintained business continuity across all operations with focus in health and well-being of all Mytheresa employees as top priority during the third wave of the pandemic

•	Further decreased customer acquisition costs, stable average order value (AOV) and declining return rates in womenswear

•	Significant increase in customer satisfaction with a Net Promoter Score of 86% in Q3, FY 2021

BUSINESS OUTLOOK

The impacts of the Covid-19 epidemic are difficult to assess, as the scale, duration and geographic extent of the crisis evolve every day. For the full fiscal year ending June 30, 2021, Mytheresa has raised its guidance as the result of its strong Q3 performance:

•	Net sales in the range of €600 million to €605 million, representing 32% to 35% growth

•	Adjusted EBITDA in the range of €55 million to €59 million

•	Adjusted EBITDA Margin of 9.1% to 9.8%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its third quarter fiscal 2021 financial results on May 18, 2021 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (833) 979-2860 (USA) or +1 (236) 714-2917 (International). A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 18, 2021, through May 25, 2021, by dialing +1 (800) 585-8367 (USA) or +1 (416) 621-4642 (International). The replay passcode will be 5887405.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in our final prospectus under Rule 424(b) filed with the SEC on January 22, 2021 in connection with our IPO and 6-K (reporting our quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects.

•	We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms. Mytheresa was launched in 2006 and offers ready-to-wear, shoes, bags and accessories for women, men and kids. The highly curated edit focuses on true luxury with designer brands such as Bottega Veneta, Burberry, Dolce & Gabbana, Fendi, Gucci, LOEWE, Loro Piana, Moncler, Prada, Saint Laurent, Valentino and many more. Mytheresa's unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

For more information, please visit https://investors.mytheresa.com/.

Investor Relations Contacts

Solebury Trout

Ed Yuen / Maria Lycouris

+1-800-929-7167

investors@mytheresa.com

Media Contacts for public relations	Media Contacts for business press

Mytheresa.com GmbH	Edelman USA
Sandra Romano	Ted McHugh / Nicole Briguet
mobile: +49 152 54725178	phone: +1 201 341-0211 / +1 646 750-7235
phone: +49 89 127695-236	email: ted.mchugh@edelman.com
email: sandra.romano@mytheresa.com	email: nicole.briguet@edelman.com

Edelman Germany, Austria, Switzerland
Ruediger Assion
mobile: +49 162 4909624
phone: +49 221 8282 8111
email: ruediger.assion@edelmann.com

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine Months Ended
	March 31, 2020	March 31, 2021	Change in % / BPs	March 31, 2020	March 31, 2021	Change in % / BPs
(in millions) (unaudited)
Active customer (LTM in thousands)	463	621	34.1%	463	621	34.1%
Total orders shipped (LTM in thousands)	1,046	1,384	32.3%	1,046	1,384	32.3%

Net sales	€ 111.7	€ 164.8	47.5%	€ 330.2	€ 449.7	36.2%
Gross profit	€ 49.9	€ 72.4	44.9%	€ 154.7	€ 209.6	35.5%
Gross profit margin(1)	44.7%	43.9%	(80 BPs)	46.8%	46.6%	(20 BPs)
Adjusted EBITDA(2)	€ 3.1	€ 11.1	257.1%	€ 20.3	€ 43.7	114.9%
Adjusted EBITDA margin(1)	2.8%	6.8%	400 BPs	6.2%	9.7%	350 BPs
Adjusted Operating Income(2)	€ 1.2	€ 9.1	635.1%	€ 14.6	€ 37.6	157.6%
Adjusted Operating Income margin(1)	1.1%	5.5%	440 BPs	4.4%	8.4%	400 BPs
Adjusted Net Income(2)	€ (0.1)	€ 4.5	N/A	€ 9.9	€ 24.5	148.1%
Adjusted Net Income margin(1)	(0.1%)	2.7%	280 BPs	3.0%	5.5%	250 BPs

(1)	As a percentage of net sales.

(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see below.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS measures:

	Three Months Ended			Nine Months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Net income	€ (6.7)	€ (50.0)	642.7%	€ (4.7)	€ (24.6)	422.6%
Finance expenses, net	€ 5.5	€ (4.6)	(183.5%)	€ 11.5	€ (14.8)	(228.4%)
Income tax expense	€ (0.2)	€ 3.8	N/A	€ 0.7	€ 13.5	N/A
Depreciation and amortization	€ 1.9	€ 2.0	8.4%	€ 5.7	€ 6.1	6.3%
thereof depreciation of right- of use assets	€ 1.3	€ 1.3	1.7%	€ 3.7	€3.9	4.9%
EBITDA	€ 0.5	€ (48.7)	N/A	€ 13.2	€ (19.8)	(250.1%)
U.S. sales tax(1)	€ 0.4	€ 0.0	(100.0%)	€ 2.1	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.2	€ 3.3	47.2%	€ 5.0	€ 7.0	40.7%
IPO related share-based compensation(3)	€ 0.0	€ 56.5	N/A	€ 0.1	€ 56.6	N/A
Adjusted EBITDA	€ 3.1	€ 11.1	257.1%	€ 20.3	€ 43.7	114.9%

	Three Months Ended			Nine Months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Operating Income	€ (1.4)	€ (50.7)	N/A	€ 7.5	€ (25.9)	(447.6%)
U.S. sales tax(1)	€ 0.4	€ 0.0	(100.0%)	€ 2.1	€0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.2	€ 3.3	47.2%	€ 5.0	€ 7.0	40.7%
IPO related share-based compensation(3)	€ 0.0	€ 56.5	N/A	€ 0.1	€ 56.6	N/A
Adjusted Operating Income	€ 1.2	€ 9.1	635.1%	€ 14.6	€ 37.6	157.6%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine Months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Net Income	€ (6.7)	€ (50.0)	642.7%	€ (4.7)	€ (24.6)	422.6%
U.S. sales tax(1)	€ 0.4	€ 0.0	(100.0%)	€ 2.1	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.2	€ 3.3	47.2%	€ 5.0	€ 7.0	40.7%
IPO related share-based compensation (3)	€ 0.0	€ 56.5	N/A	€ 0.1	€ 56.6	N/A
Finance expenses on shareholder loans (4)	€ 5.4	€ (5.0)	(192.6%)	€ 11.0	€ (16.0)	(245.0%)
Income tax effect(5)	€ (1.4)	€ (0.4)	(72.5%)	€ (3.6)	€ 1.6	(143.7%)
Adjusted Net Income	€ (0.1)	€ 4.5	N/A	€ 9.9	€ 24.5	148.1%

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(3)	With the effective IPO, certain key management personnel received a one-time granted share-based compensation with €3.2 million other long-term plans canceled. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net sales	111,735	164,776	330,216	449,728
Cost of sales, exclusive of depreciation and amortization	(61,798)	(92,413)	(175,553)	(240,114)
Gross profit	49,937	72,363	154,663	209,614
Shipping and payment cost	(13,129)	(19,265)	(40,474)	(51,931)
Marketing expenses	(16,199)	(22,094)	(49,310)	(59,231)
Selling, general and administrative expenses	(20,001)	(80,040)	(51,796)	(117,701)
Depreciation and amortization	(1,881)	(2,040)	(5,745)	(6,107)
Other expense (income), net	(124)	329	120	(568)
Operating income	(1,397)	(50,747)	7,457	(25,925)
Finance (expense) income, net	(5,522)	4,610	(11,506)	14,768
Income (loss) before income taxes	(6,919)	(46,137)	(4,049)	(11,157)
Income tax (expense) income	189	(3,838)	(663)	(13,464)
Net income (loss)	(6,729)	(49,975)	(4,711)	(24,621)
Cash Flow Hedge	513	(992)	(333)	(43)
Income Taxes related to Cash Flow Hedge	(143)	211	93	(20)
Foreign currency translation	3,520	-	4,738	-
Other comprehensive income (loss)	3,890	(781)	4,498	(63)
Comprehensive income (loss)	(2,839)	(50,755)	(214)	(24,683)

Basic and diluted earnings per share	€(0.10)	€(0.60)	€(0.07)	€(0.33)
Weighted average ordinary shares outstanding (basic and diluted)	70,190,687	82,785,116	70,190,687	74,388,830

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2020	March 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	154,966	154,807
Property and equipment, net	9,570	9,046
Right-of-use assets	19,001	15,105
Total non-current assets	183,537	178,958
Current assets
Inventories	169,131	232,557
Trade and other receivables	4,815	5,620
Other assets	18,949	16,811
Cash and cash equivalents	9,367	56,008
Total current assets	202,263	310,995
Total assets	385,800	489,953

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	91,008	429,514
Accumulated Deficit	(28,232)	(52,853)
Other comprehensive income	1,602	1,539
Total shareholders’ equity	64,377	378,201

Non-current liabilities
Shareholder Loans	191,194	-
Other liabilities	5,906	-
Tax liabilities	3,853	3,386
Provisions	582	715
Lease liabilities	13,928	10,090
Deferred tax liabilities, net	1,130	12,293
Total non-current liabilities	216,592	26,483
Current liabilities
Liabilities to banks	10,000	-
Lease liabilities	5,787	5,297
Contract liabilities	6,758	5,675
Trade and other payables	36,158	25,665
Other liabilities	46,128	48,632
Total current liabilities	104,831	85,269
Total liabilities	321,422	111,752
Total shareholders’ equity and liabilities	385,800	489,953

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,961	(34,584)	-	(3,122)	111,327
Net income	-	-	(4,711)	-	-	(4,711)
Other comprehensive income	-	-	-	(240)	4,738	4,498
Comprehensive income	-	-	(4,711)	(240)	4,738	(214)
Distribution	-	(191,207)	-	-	-	(191,207)
Contribution	-	96,938	-	-	-	96,938
Legal Reorganization	(71)	36,251	-	-	-	36,180
Share-based compensation	-	58	-	-	-	58
Balance as of March 31, 2020	1	91,001	(39,295)	(240)	1,616	(43,856)

Balance as of July 1, 2020	1	91,008	(28,232)	-	1,602	64,377
Net income	-	-	(24,621)	-	-	(24,621)
Other comprehensive income	-	-	-	(63)	-	(63)
Comprehensive income	-	-	(24,621)	(63)	-	(24,683)
Capital increase initial public offering (referred to as IPO)	-	283,224	-	-	-	283,224
IPO related Transaction costs	-	(4,550)	-	-	-	(4,550)
Share-based compensation	-	59,833	-	-	-	59,833
Balance as of March 31, 2021	1	429,514	(52,853)	(63)	1,602	378,201

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2020	2021
Net (loss) income	(4,711)	(24,621)
Non-Cash items
Depreciation and amortization	5,745	6,107
Finance expense (income), net	11,506	(14,768)
Share-based compensation	58	59,833
Income tax (income) expense	663	13,464
Change in operating assets and liabilities
Increase in provisions	15	133
Increase in inventories	(36,032)	(63,425)
Decrease (increase) in trade and other receivables	3,857	(805)
Decrease (increase) in other assets	(1,610)	2,526
Increase in other liabilities	13,080	(3,936)
Increase (decrease) in contract liabilities	247	(1,083)
(Decrease) increase in trade and other payables	(13,225)	(10,493)
Income taxes paid	(2,325)	(2,684)
Net cash (outflow) from operating activities	(22,733)	(39,751)
Expenditure for property and equipment and intangible assets	(1,843)	(1,555)
Proceeds from sale of property and equipment and intangible assets	-	44
Net cash (outflow) from investing activities	(1,843)	(1,511)
Interest paid	(3,346)	(4,581)
Proceeds from bank liabilities	53,750	64,990
Repayment of liabilities from banks	(7,149)	(74,990)
Repayment of Shareholder loans	-	(171,827)
Proceeds from capital increase	-	283,224
IPO preparation and transaction costs	-	(4,550)
Lease payments	(3,738)	(4,345)
Net cash inflow from financing activities	39,517	87,922
Net increase (decrease) in cash and cash equivalents	14,940	46,659
Cash and cash equivalents at the beginning of the period	2,120	9,367
Effects of exchange rate changes on cash and cash equivalents	(28)	(18)
Cash and cash equivalents at end of the period	17,032	56,008